EXHIBIT 99.2

FORM OF LETTER TO STOCKHOLDERS WHO ARE RECORD HOLDERS

LEGEND INTERNATIONAL HOLDINGS, INC.

Subscription Rights to Purchase Shares of Common Stock
Offered Pursuant to Subscription Rights
Distributed to Stockholders
___________, 2013

Dear Stockholder:

Enclosed are materials relating to a rights offering by Legend International Holdings, Inc., a Delaware corporation (“we,” “us,” “our,” or the “Company”), including the Prospectus dated ___________, 2013 (the “Prospectus”). Please carefully review the Prospectus, which describes how you can participate in the rights offering. You will be able to exercise your subscription rights to purchase shares of our common stock, par value $0.001 per share, only during a limited period. Answers to some frequently asked questions about the rights offering can be found under the heading “Questions and Answers Relating to the Rights Offering” in the Prospectus. Any prospective purchaser of shares of our common stock pursuant to the exercise of the subscription rights should read the Prospectus, including without limitation the risk factors contained therein, prior to making any decision to invest in the Company.

In the rights offering, we are offering an aggregate of 444,047,971 shares of common stock, as described in the Prospectus.

The subscription rights will expire if not exercised prior to 5:00 p.m., New York City time, on __________, 2013 (the “Expiration Time”).

As described in the Prospectus, you will receive one (1) subscription rights for each share of common stock owned at 5:00 p.m., New York City time, on _________, 2013 (the “Record Date”). Each whole subscription right will allow you to subscribe for one (1) share of common stock (the “subscription privilege”) at the cash price of $0.05 per full share (the “subscription price”). For example, if you owned 100 shares of common stock as of 5:00 p.m., New York City time, on the Record Date, you would receive 100 subscription rights and would have the right to purchase 100 shares of common stock at the subscription price.

If any subscription rights remain unexercised after the expiration of the rights offering Perfectus Management Limited (the “Standby Purchaser”) has agreed to purchase, at the subscription price, in a private transaction separate from the rights offering, a minimum of $10 million (as converted into shares at the subscription price) (the “Standby Offering”) of the unexercised rights. The Standby Purchaser has an option to purchase an additional number of shares equal to the number of shares purchasable pursuant to any rights that remain unsubscribed for in the rights offering after the Standby Purchaser has fulfilled its Standby Offering. Mr Joseph Gutnick, our Chairman, President and Chief Executive Officer, holds 50% of the shares and is a director of Perfectus. An independent third party to Legend and Mr Gutnick holds the other 50% of the shares of Perfectus and the second director of Perfectus is independent of Legend and Mr Gutnick. No fees or other consideration will be paid by the Company to the Standby Purchaser in exchange for its commitment to purchase any and all unsubscribed shares of common Stock following the rights offering, except for the reimbursement of up to $50,000 of the Standby Purchaser’s out-of-pocket expenses.

You are not required to exercise any or all of your subscription rights. If you do not exercise your subscription rights and the rights offering is completed, the number of shares of our common stock you own will not change but your percentage ownership of our total outstanding voting stock will decrease because shares will be purchased by other stockholders in the rights offering and/or by the Standby Purchaser. Your percentage ownership of our voting stock may also decrease if you do not exercise your subscription privilege in full. Please see the discussion of risk factors related to the rights offering, including dilution, under the heading “Risk Factors—Risks Related to the Rights Offering,” in the Prospectus.

The subscription rights are evidenced by a Non-Transferable Subscription Rights Certificate issued to stockholders of record and will cease to have any value at the Expiration Time.

EXHIBIT 99.2

Enclosed are copies of the following documents:

1.	Prospectus;
2.	Non-Transferable Subscription Rights Certificate;
3.	Instructions as to Use of Legend International Holdings, Inc. Non-Transferable Subscription Rights certificates; and
4.	A return envelope addressed to Continental Stock Transfer & Trust Company., the subscription agent.

Your prompt action is requested. To exercise the subscription rights, as indicated in the Prospectus, you should deliver to the subscription agent the properly completed and signed Non-Transferable Subscription Rights Certificate with payment of the subscription price in full for each share of common stock subscribed for pursuant to the subscription privilege. The subscription agent must receive the Non-Transferable Subscription Rights Certificate with payment of the subscription price prior to the Expiration Time. If you send your Non-Transferable Subscription Rights Certificate(s) and subscription price payment by mail, we recommend that you send them by registered mail, properly insured, with return receipt requested. We will not be required to issue shares of our common stock to you if the subscription agent receives your Non-Transferable Subscription Rights Certificate or your subscription payment after that time, regardless of when the Non-Transferable Subscription Rights Certificate and subscription payment were sent. See “The Rights Offering—Expiration Date and Amendments” in the Prospectus.

Once you have exercised your subscription privilege, such exercise may not be revoked, even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights.

Additional copies of the enclosed materials may be obtained from Continental Stock Transfer & Trust Company, the subscription agent for the rights offering, by calling (212) 845-3324. Any questions or requests for assistance concerning the rights offering should be directed to the subscription agent.

Very truly yours,

Legend International Holdings, Inc.